OFFER TO PURCHASE AND PROXY STATEMENT

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                           OFFER TO PURCHASE FOR CASH
           ANY AND ALL OUTSTANDING SHARES OF THE FOLLOWING SERIES OF
                         CUMULATIVE PREFERRED STOCK OF
                         INDIANA MICHIGAN POWER COMPANY

119,767 SHARES, CUMULATIVE PREFERRED STOCK,  4- 1/8% SERIES AT A PURCHASE PRICE
                 OF $62.31 PER SHARE, CUSIP NUMBER 454889 30 4
 40,000 SHARES, CUMULATIVE PREFERRED STOCK, 4.12% SERIES AT A PURCHASE PRICE OF
                   $64.17 PER SHARE, CUSIP NUMBER 454889 20 5
 60,000 SHARES, CUMULATIVE PREFERRED STOCK, 4.56% SERIES AT A PURCHASE PRICE OF
                   $69.94 PER SHARE, CUSIP NUMBER 454889 82 5
400,000 SHARES, CUMULATIVE PREFERRED STOCK, 5.90% SERIES AT A PURCHASE PRICE OF
                  $101.83 PER SHARE, CUSIP NUMBER 454889 85 8
300,000 SHARES, CUMULATIVE PREFERRED STOCK,  6- 1/4% SERIES AT A PURCHASE PRICE
                 OF $103.79 PER SHARE, CUSIP NUMBER 454889 84 1
300,000 SHARES, CUMULATIVE PREFERRED STOCK,  6- 7/8% SERIES AT A PURCHASE PRICE
                 OF $106.45 PER SHARE, CUSIP NUMBER 454889 86 6
350,000 SHARES, CUMULATIVE PREFERRED STOCK, 6.30% SERIES AT A PURCHASE PRICE OF
                  $103.71 PER SHARE, CUSIP NUMBER 454889 83 3
                            ------------------------

                         INDIANA MICHIGAN POWER COMPANY
                                PROXY STATEMENT
        WITH RESPECT TO ITS COMMON STOCK AND CUMULATIVE PREFERRED STOCK
                            ------------------------

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 28, 1997, UNLESS THE OFFER IS EXTENDED.
                            ------------------------

    American Electric Power Company, Inc., a New York corporation ("AEP"), invites the holders of each series of cumulative preferred stock listed above (each a "Series of Preferred," and the holder thereof a "Preferred Shareholder") of Indiana Michigan Power Company, an Indiana corporation and direct utility subsidiary of AEP ("I&M"), to tender any and all of their shares of a Series of Preferred ("Shares") for purchase at the purchase price per Share listed above plus accrued and unpaid dividends for the Shares tendered, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Proxy Statement and in the accompanying Letter of Transmittal (which together constitutes the "Offer"). AEP will purchase any and all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. See "Terms of the Offer -- Certain Conditions of the Offer" and "Terms of the Offer -- Extension of Tender Period; Termination; Amendments."

    THE OFFER FOR A SERIES OF PREFERRED IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES OF SUCH SERIES OF PREFERRED BEING TENDERED AND IS INDEPENDENT OF THE OFFER FOR ANY OTHER SERIES OF PREFERRED. THE OFFER, HOWEVER, IS CONDITIONED UPON, AMONG OTHER THINGS, THE PROPOSED AMENDMENT, AS DESCRIBED BELOW, BEING APPROVED AND ADOPTED AT THE SPECIAL MEETING (AS DEFINED BELOW). SEE "TERMS OF THE OFFER -- CERTAIN CONDITIONS OF THE OFFER."

    Concurrently with the Offer, the Board of Directors of I&M is soliciting proxies for use at the Special Meeting of Shareholders of I&M to be held at AEP's principal office, 1 Riverside Plaza, Columbus, Ohio 43215, on February 28, 1997 at 4:15 p.m., New York City time, or any adjournment or postponement of such meeting (the "Special Meeting"). The Special Meeting is being held to consider an amendment (the "Proposed Amendment") to I&M's Amended Articles of Acceptance (the "Articles") which would remove a provision of the Articles that limits I&M's ability to issue unsecured debt. WHILE PREFERRED SHAREHOLDERS WHO WISH TO TENDER THEIR SHARES PURSUANT TO THE OFFER NEED NOT VOTE IN FAVOR OF THE PROPOSED AMENDMENT, THE OFFER IS CONDITIONED UPON THE PROPOSED AMENDMENT BEING APPROVED AND ADOPTED AT THE SPECIAL MEETING. IN ADDITION, PREFERRED SHAREHOLDERS OF RECORD HAVE THE RIGHT TO VOTE FOR OR AGAINST THE PROPOSED AMENDMENT REGARDLESS OF WHETHER THEY TENDER THEIR SHARES. IF THE PROPOSED AMENDMENT IS APPROVED AND ADOPTED BY I&M'S SHAREHOLDERS, I&M WILL MAKE A SPECIAL CASH PAYMENT IN THE AMOUNT OF $1.00 PER SHARE TO EACH PREFERRED SHAREHOLDER WHO VOTED IN FAVOR OF THE PROPOSED AMENDMENT, PROVIDED THAT SUCH SHARES HAVE NOT BEEN TENDERED PURSUANT TO THE OFFER. THOSE PREFERRED SHAREHOLDERS WHO VALIDLY TENDER THEIR SHARES WILL BE ENTITLED ONLY TO THE PURCHASE PRICE PER SHARE LISTED ABOVE.
                            ------------------------

    The Company will pay to a Soliciting Dealer (as defined herein) a solicitation fee for Shares tendered, accepted for payment and paid for pursuant to the Offer, subject to certain conditions. See "Fees and Expenses Paid to Dealers."
                            ------------------------

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

    NEITHER AEP, I&M, THEIR RESPECTIVE BOARDS OF DIRECTORS, NOR ANY OF THEIR RESPECTIVE OFFICERS MAKES ANY RECOMMENDATION TO ANY PREFERRED SHAREHOLDER AS TO WHETHER TO TENDER ANY OR ALL SHARES. EACH PREFERRED SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

    I&M'S BOARD OF DIRECTORS RECOMMENDS VOTING FOR THE PROPOSED AMENDMENT.
                            ------------------------

    This Offer to Purchase and Proxy Statement is first being mailed on or about January 30, 1997 to Preferred Shareholders of record on January 27, 1997.
                            ------------------------
     Each Series of Preferred is traded in the over-the-counter market (the "OTC") and is not listed on any national securities exchange, except for the
4- 1/8% Series, which is traded on the Chicago Stock Exchange ("CSE"). On January 28, 1997, the last reported sale price as reported by the CSE was $47.00 for the 4- 1/8% Series of Preferred (on December 11, 1996) and the last reported sale price as reported by the National Quotation Bureau, Inc. was $55.75 for the 4.12% Series of Preferred (on January 8, 1997). There were no sales prices available for the 4.56% Series, the 5.90% Series, the 6 1/4% Series, the 6 7/8% Series and the 6.30% Series. Preferred Shareholders are urged to obtain a current market quotation, if available, for the Shares.
                            ------------------------

                     The Dealer Managers for the Offer are:

MERRILL LYNCH & CO.                                         SALOMON BROTHERS INC
The date of this Offer to Purchase and Proxy Statement is January 30, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF AEP OR I&M AS TO WHETHER PREFERRED SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES OF ANY SERIES OF PREFERRED PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AEP OR I&M.

                                   IMPORTANT

     Any Preferred Shareholder desiring to accept the Offer and tender all or any portion of his or her Shares should either (i) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her, or (ii) complete and sign the Letter of Transmittal, in accordance with the instructions in such Letter of Transmittal, mail or deliver the same and any other required documents to First Chicago Trust Company of New York (the "Depositary"), and deliver the certificates for such Shares to the Depositary, along with the Letter of Transmittal, or tender such Shares pursuant to the procedure for book-entry transfer set forth below under "Terms of the Offer -- Procedure for Tendering Shares," on or prior to the Expiration Date (as defined below). A Preferred Shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any Preferred Shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth below under "Terms of the Offer -- Procedure for Tendering Shares."

     EACH SERIES OF PREFERRED HAS ITS OWN LETTER OF TRANSMITTAL, AND ONLY THE APPLICABLE LETTER OF TRANSMITTAL FOR SUCH SERIES OF PREFERRED OR A NOTICE OF GUARANTEED DELIVERY MAY BE USED TO TENDER SHARES OF SUCH SERIES OF PREFERRED.

     Questions or requests for assistance may be directed to Morrow & Co., Inc. ("Morrow" or the "Information Agent") or to Merrill Lynch & Co. ("Merrill Lynch") and Salomon Brothers Inc ("Salomon Brothers") (Merrill Lynch and Salomon Brothers collectively the "Dealer Managers") at their respective telephone numbers and addresses set forth on the back cover of this Offer to Purchase and Proxy Statement. Requests for additional copies of this Offer to Purchase and Proxy Statement, the Letter of Transmittal or other tender offer or proxy materials may be directed to the Information Agent, and such copies will be furnished promptly at the companies' expense. Preferred Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................    4
TERMS OF THE OFFER....................................................................    7
     Number of Shares; Purchase Prices; Expiration Date; Dividends....................    7
     Procedure for Tendering Shares...................................................    7
     Withdrawal Rights................................................................    9
     Acceptance of Shares for Payment and Payment of Purchase Price and Dividends.....   10
     Certain Conditions of the Offer..................................................   11
     Extension of Tender Period; Termination; Amendments..............................   12
PROPOSED AMENDMENT AND PROXY SOLICITATION.............................................   13
     Introduction.....................................................................   13
     Voting Securities, Rights and Procedures.........................................   13
     Proxies..........................................................................   14
     Special Cash Payments............................................................   15
     Security Ownership of Certain Beneficial Owners and Management...................   15
     Business to Come Before the Special Meeting......................................   16
     Explanation of the Proposed Amendment............................................   16
     Reasons for the Proposed Amendment...............................................   18
     Relationship with Independent Public Accountants.................................   19
PRICE RANGE OF SHARES; DIVIDENDS......................................................   19
PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER....................................   21
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................................   23
SOURCE AND AMOUNT OF FUNDS............................................................   25
TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES.....................................   26
FEES AND EXPENSES PAID TO DEALERS.....................................................   26
CERTAIN INFORMATION REGARDING AEP AND I&M.............................................   27
SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION.........................................   27
MISCELLANEOUS.........................................................................   29

                                    SUMMARY

     The following summary is provided solely for the convenience of the Preferred Shareholders. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained in this Offer to Purchase and Proxy Statement and the Letter of Transmittal and any amendments hereto or thereto. Preferred Shareholders are urged to read this Offer to Purchase and Proxy Statement and the Letter of Transmittal in their entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Offer to Purchase and Proxy Statement.

The Companies..............  AEP, 1 Riverside Plaza, Columbus, Ohio 43215, is a
                             registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), which owns, directly or indirectly, all of the outstanding common stock of its electric utility subsidiaries, including I&M. The service area of AEP's electric utility subsidiaries covers portions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. I&M, One Summit Square, Fort Wayne, Indiana 46801, is a utility primarily engaged in the generation, purchase, transmission and distribution of electric power to approximately 537,000 customers in Indiana and Michigan, and in supplying electric power at wholesale to other electric utility companies and municipalities.

The Shares.................  4- 1/8% Cumulative Preferred Stock (par value $100 per share)
                             4.12% Cumulative Preferred Stock (par value $100 per share)
                             4.56% Cumulative Preferred Stock (par value $100 per share)
                             5.90% Cumulative Preferred Stock (par value $100 per share)
                             6- 1/4% Cumulative Preferred Stock (par value $100 per share)
                             6- 7/8% Cumulative Preferred Stock (par value $100 per share)
                             6.30% Cumulative Preferred Stock (par value $100 per share)

The Offer and Purchase
Price......................  Offer to purchase any or all shares of each Series of Preferred at the price set forth below.
                             $ 62.31 per 4- 1/8% Share
                             $ 64.17 per 4.12% Share
                             $ 69.94 per 4.56% Share
                             $101.83 per 5.90% Share
                             $103.79 per 6- 1/4% Share
                             $106.45 per 6- 7/8% Share
                             $103.71 per 6.30% Share

Independent Offer..........  The Offer for one Series of Preferred is
                             independent of the Offer for any other Series of Preferred. The Offer is not conditioned upon any minimum number of Shares of the applicable Series of Preferred being tendered. Preferred Shareholders who wish to tender their Shares are not required to vote in favor of the Proposed Amendment. The Offer is subject, however, to shareholder approval of the Proposed Amendment and certain other conditions.

Expiration Date of the
Offer......................  The Offer expires at 5:00 p.m., New York City time
                             February 28, 1997, unless extended (the "Expiration Date").

How to Tender Shares.......  See "Terms of the Offer -- Procedure for Tendering
                             Shares". For further information, call the Information Agent or the Dealer Managers or consult your broker for assistance.

Withdrawal Rights..........  Tendered Shares of any Series of Preferred may be
                             withdrawn at any time until the Expiration Date with respect to such Series of Preferred and, unless previously accepted for payment, may also be withdrawn after March 28, 1997. See "Terms of the Offer -- Withdrawal Rights."

Purpose of the Offer.......  AEP is making the Offer because AEP believes that the purchase of Shares is economically attractive to I&M and indirectly to AEP and its shareholders. In addition, the Offer gives Preferred Shareholders the opportunity to sell their Shares at a price which AEP believes to be a premium over the market price and without the usual transaction costs associated with a market sale. See "Purpose of the Offer; Certain Effects of the Offer."

Dividends..................  I&M declared and paid the regular quarterly dividend on each Series of Preferred payable on January 2, 1997 to holders of record as of the close of business on December 6, 1996 (the "January 1997 Dividend"). Tendering Preferred Shareholders will be entitled to any dividends accrued prior to the Payment Date (as defined herein), in respect of any later dividend periods (or any portion thereof).

Brokerage Commissions......  Not payable by Preferred Shareholders.

Solicitation Fee...........  AEP will pay to each designated Soliciting Dealer
                             (as defined herein) a solicitation fee of $1.50 per Share for Shares of the 4- 1/8% Series, the 4.12% Series and the 4.56% Series that are tendered, accepted for payment and paid for pursuant to the Offer (except that for transactions for beneficial owners equal to or exceeding 5,000 Shares, AEP will pay a solicitation fee of $1.00 per Share for Shares of the 4- 1/8% Series, the 4.12% Series and the 4.56% Series). AEP will pay a solicitation fee of $0.50 per Share for Shares of the 5.90% Series, the 6- 1/4% Series, the 6.30% Series and the
                             6- 7/8% Series that are tendered, accepted for payment and paid for pursuant to the Offer; provided, however, that any fee payable pursuant to this sentence shall be paid 80% to the Dealer Managers and 20% to any designated Soliciting Dealer (which may be a Dealer Manager). I&M will pay a separate fee of $0.50 per Share for Shares of the 4- 1/8 Series, the 4.12% Series and the 4.56% Series that are not tendered pursuant to the Offer but which are voted in favor of the Proposed Amendment. A Soliciting Dealer will not be entitled to a solicitation fee or a separate fee for Shares beneficially owned by such Soliciting Dealer.

Proposed Amendment.........  Concurrently with the Offer, the Board of Directors of I&M is soliciting proxies for use at the Special Meeting of Shareholders of I&M. The Special Meeting is being held to consider an amendment to I&M's Articles which would remove a provision that limits I&M's ability to issue unsecured debt. If the Proposed Amendment is approved by the shareholders, the clause of the Articles that places restrictions on I&M's ability to issue or assume indebtedness will be eliminated with respect to any Shares that remain outstanding after the consummation of the Offer. See "Purpose of the Offer; Certain Effects of the Offer."

Record Date................  January 27, 1997.

Special Cash Payment.......  Preferred Shareholders of record have the right to vote for or against the Proposed Amendment regardless of whether they tender their Shares. If the Proposed Amendment is approved and adopted by I&M's sharehold-ers, I&M will make a special cash payment of $1.00 per Share to each Preferred Shareholder who voted in favor of the Proposed Amendment but who did not tender his or her Shares (the "Special Cash Payment"). Preferred Shareholders who validly tender their Shares will be entitled only to the purchase price per Share listed on the front cover of this Offer to Purchase and Proxy Statement plus an amount in cash equivalent to any dividends accrued and unpaid prior to the Payment Date.

Stock Transfer Tax.........  Except as described herein, AEP will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. See Instruction 6 of the applicable Letter of Transmittal. See "Terms of the Offer -- Acceptance of Shares for Payment of Purchase Price and Dividends."

Payment Date...............  Promptly after the Expiration Date or any extension thereof.

Further Information........  Additional copies of this Offer to Purchase and
                             Proxy Statement and the applicable Letter of Transmittal may be obtained by contacting Morrow, 909 Third Avenue, New York, New York 10022-4799, telephone (800)-566-9061 (toll free) and (212)
                             754-8000 (brokers and dealers). Questions about the Offer should be directed to Merrill Lynch at (888) ML4-TNDR (toll free) (888-654-8637 (toll free)) or to Salomon Brothers at (800) 558-3745 (toll free).

                               TERMS OF THE OFFER

NUMBER OF SHARES; PURCHASE PRICES; EXPIRATION DATE; DIVIDENDS

     Upon the terms and subject to the conditions described herein and in the applicable Letter of Transmittal, AEP will purchase any and all Shares that are validly tendered on or prior to the applicable Expiration Date (and not properly withdrawn in accordance with "Terms of the Offer -- Withdrawal Rights") at the purchase price per Share listed on the front cover of this Offer to Purchase and Proxy Statement for the Shares tendered, plus accrued and unpaid dividends for the Shares tendered to the Payment Date, net to the seller in cash. See "Terms of the Offer -- Certain Conditions of the Offer" and "Terms of the Offer -- Extension of Tender Period; Termination." On January 27, 1997, there were issued and outstanding 119,767 Shares of the 4- 1/8% Series of Preferred; 40,000 Shares of the 4.12% Series of Preferred; 60,000 Shares of the 4.56% Series of Preferred; 400,000 Shares of the 5.90% Series of Preferred; 300,000 Shares of the 6- 1/4% Series of Preferred; 300,000 Shares of the 6- 7/8% Series of Preferred; and 350,000 Shares of the 6.30% Series of Preferred.

     THE OFFER FOR A SERIES OF PREFERRED IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES OF SUCH SERIES OF PREFERRED BEING TENDERED AND IS INDEPENDENT OF THE OFFER FOR ANY OTHER SERIES OF PREFERRED. THE OFFER, HOWEVER, IS CONDITIONED UPON, AMONG OTHER THINGS, THE PROPOSED AMENDMENT, AS DESCRIBED HEREIN, BEING APPROVED AND ADOPTED AT THE SPECIAL MEETING. SEE "TERMS OF THE OFFER -- CERTAIN CONDITIONS OF THE OFFER."

     The Offer is being sent to all persons in whose names Shares are registered on the books of I&M as of the close of business on January 27, 1997 and transferees of such persons. Only a record holder of Shares on the Record Date may vote in person or by proxy at the Special Meeting. No record date is fixed for determining which persons are permitted to tender Shares. Any person who is the beneficial owner but not the record holder of Shares must arrange for the record transfer of such Shares prior to tendering.

     With respect to each Series of Preferred, the Expiration Date is the later of 5:00 p.m. New York City time, on February 28, 1997 or the latest time and date to which the Offer with respect to such Series of Preferred is extended. AEP expressly reserves the right, in its sole discretion, and at any time and/or from time to time, to extend the period of time during which the Offer for any Series of Preferred is open, by giving oral or written notice of such extension to the Depositary and making a public announcement thereof, without extending the period of time during which the Offer for any other Series of Preferred is open. There is no assurance whatsoever that AEP will exercise its right to extend the Offer for any Series of Preferred. If AEP decides, in its sole discretion, to (i) decrease the number of Shares of any Series of Preferred being sought, (ii) increase or decrease the consideration offered in the Offer to holders of any Series of Preferred or (iii) increase or decrease the Soliciting Dealers' fees and, at the time that notice of such increase or decrease is first published, sent or given to holders of such Series of Preferred in the manner specified herein, the Offer for such Series of Preferred is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, such Offer will be extended until the expiration of such ten-business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:00 a.m. through 11:59 p.m., New York City time.

     NO ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS WILL BE ACCEPTED.

     The January 1997 Dividend was declared on each Series of Preferred and was paid on January 2, 1997 to holders of record as of the close of business on December 6, 1996. Tendering Preferred Shareholders will be entitled to any dividends accrued prior to the Payment Date in respect of any later dividend periods (or any portion thereof).

PROCEDURE FOR TENDERING SHARES

     To tender Shares pursuant to the Offer, the tendering owner of Shares must either:

          (a) send to the Depositary (at one of its addresses set forth on the back cover of this Offer to Purchase and Proxy Statement) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described herein (and a confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date; or

          (b) comply with the guaranteed delivery procedure described under "Guaranteed Delivery Procedure" below.

     A tender of Shares made pursuant to any method of delivery set forth herein or in the Letter of Transmittal will constitute a binding agreement between the tendering holder and AEP upon the terms and subject to the conditions of the Offer.

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (each a "Book Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase and Proxy Statement, and any financial institution that is a participant in the system of a Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, such delivery must be accompanied by either (i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents or (ii) an Agent's Message (as hereinafter defined) and, in any case, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and Proxy Statement on or prior to the Expiration Date. DELIVERY OF SUCH LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY OR TO AEP DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility, received by the Depositary and forming a part of the book-entry transfer when a tender is initiated, which states that such Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that AEP may enforce such agreement against such participant.

     Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. ("NASD"), or by a commercial bank or trust company having an office or correspondent in the United States that is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal or is signed by the registered owner of the shares tendered therewith and such owner has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If Shares are registered in the name of a person other than the signatory on the Letter of Transmittal, or if unpurchased Shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the Shares with the signature(s) on the Shares or stock powers guaranteed as stated above. See Instructions 4, 6 and 7 to the Letter of Transmittal.

     Guaranteed Delivery Procedure. If a Preferred Shareholder desires to tender Shares pursuant to the Offer and such Preferred Shareholder's certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are complied with:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by AEP and I&M herewith, is received (with any required signatures or signature guarantees) by the Depositary as provided below on or prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares in proper form for transfer or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, within three business days after the date of execution of such Notice of Guaranteed Delivery.

     THE NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND OR MAILED TO THE DEPOSITARY AND MUST INCLUDE AN ENDORSEMENT BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN SUCH NOTICE OF GUARANTEED DELIVERY.

     In all cases, Shares shall not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal or, if applicable, an Agent's Message, is received by the Depositary.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of certificates for (or an Agent's Message with respect to) such Shares, a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING PREFERRED SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. BECAUSE IT IS THE TIME OF RECEIPT, NOT THE TIME OF MAILING, WHICH DETERMINES WHETHER A TENDER HAS BEEN MADE PRIOR TO THE EXPIRATION DATE, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     TO AVOID FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING PREFERRED SHAREHOLDER WHO IS A UNITED STATES PERSON MUST NOTIFY THE DEPOSITARY OF SUCH PREFERRED SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING AND EXECUTING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN PREFERRED SHAREHOLDER, FORM W-8 OBTAINABLE FROM THE DEPOSITARY). SEE "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     EACH PREFERRED SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE OFFER.

     All questions as to the form of documents and the validity, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by AEP, in its sole discretion, and its determination will be final and binding. AEP reserves the absolute right to reject any or all tenders of Shares that (i) it determines are not in proper form or (ii) the acceptance for payment of or payment for which may, in the opinion of AEP's counsel, be unlawful. AEP also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of AEP, I&M, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after March 28, 1997, unless previously accepted for payment as provided in this Offer to Purchase and Proxy Statement.

     To be effective, a written notice of withdrawal must be timely received by the Depositary, at one of its addresses set forth on the back cover of this Offer to Purchase and Proxy Statement, and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered owner (if different from that of the tendering Preferred Shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and the name of the registered holder (if different from the name of such account). Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "Terms of the Offer -- Procedure for Tendering Shares" at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by AEP, in its sole discretion, and its determination will be final and binding. None of AEP, I&M, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give a any such notification.

ACCEPTANCE OF SHARES FOR PAYMENT AND PAYMENT OF PURCHASE PRICE AND DIVIDENDS

     Upon the terms and subject to the conditions of the Offer, and as promptly as practicable after the Expiration Date, AEP will accept for payment (and thereby purchase) and pay for Shares validly tendered and not withdrawn as permitted in "Terms of the Offer -- Withdrawal Rights." Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted pursuant to the Offer will be made by the Depositary by check as promptly as practicable after the Expiration Date. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made promptly but only after timely receipt by the Depositary of certificates for such Shares (or of an Agent's Message), a properly completed and duly executed Letter of Transmittal and any other required documents.

     For purposes of the Offer, AEP will be deemed to have accepted for payment (and thereby purchased) Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. AEP will pay for Shares that it has purchased pursuant to the Offer by depositing the purchase price therefor plus accrued and unpaid dividends thereon with the Depositary, which will act as agent for tendering Preferred Shareholders for the purpose of receiving payment from AEP and transmitting payment to tendering Preferred Shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering Preferred Shareholders, regardless of any delay in making such payment.

     Certificates for all Shares not validly tendered will be returned or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with a Book-Entry Transfer Facility, as promptly as practicable, without expense to the tendering Preferred Shareholder.

     If certain events occur, AEP may not be obligated to purchase Shares pursuant to the Offer. See "Terms of the Offer -- Certain Conditions of the Offer."

     AEP will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered owner, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner, such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 6 of the accompanying Letter of Transmittal.

CERTAIN CONDITIONS OF THE OFFER

     AEP WILL NOT BE REQUIRED TO ACCEPT FOR PAYMENT OR PAY FOR ANY SHARES TENDERED IF THE PROPOSED AMENDMENT IS NOT APPROVED AND ADOPTED AT THE SPECIAL MEETING.

     PREFERRED SHAREHOLDERS OF RECORD HAVE THE RIGHT TO VOTE FOR OR AGAINST THE PROPOSED AMENDMENT REGARDLESS OF WHETHER THEY TENDER THEIR SHARES. IF THE PROPOSED AMENDMENT IS APPROVED AND ADOPTED, I&M WILL MAKE A SPECIAL CASH PAYMENT TO EACH PREFERRED SHAREHOLDER WHO VOTED IN FAVOR OF THE PROPOSED AMENDMENT, PROVIDED THAT THEIR SHARES HAVE NOT BEEN TENDERED PURSUANT TO THE OFFER. PREFERRED SHAREHOLDERS WHO TENDER THEIR SHARES WILL ONLY BE ENTITLED TO THE PURCHASE PRICE PER SHARE LISTED ON THE FRONT COVER OF THIS OFFER TO PURCHASE AND PROXY STATEMENT.

     In addition, notwithstanding any other provision of the Offer, AEP will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer (by oral or written notice to the Depositary and timely public announcement) or may postpone (subject to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for prompt payment for or return of Shares) the acceptance for payment of, or payment for, Shares tendered, if at any time after January 29, 1997, and at or before the Expiration Date, any of the following shall have occurred (which shall not have been waived by AEP):

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the reasonable judgment of AEP, would or might materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of AEP and its subsidiaries taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of AEP or any of its subsidiaries or materially impair the Offer's contemplated benefits to AEP;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or AEP or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal that, in AEP's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of AEP, or render AEP unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to AEP or I&M (including materially increasing the effective interest cost of certain types of unsecured debt); or (iv) materially affect the business, condition (financial or otherwise), income, operations or prospects of AEP and its subsidiaries taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of AEP or any of its subsidiaries;

          (c) there shall have occurred (i) any significant decrease in the market price of the Shares, (ii) any change in the general political, market, economic or financial conditions in the United States or abroad that, in the reasonable judgment of AEP, would or might have a material adverse effect on AEP's business, operations, prospects or ability to obtain financing generally or the trading in the Shares or other equity securities of AEP; (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event that, in AEP's reasonable judgment, would or might affect the extension of credit by lending institutions in the United States; (iv) the commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States; (v) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in AEP's reasonable judgment, a material acceleration or worsening thereof; (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Composite 500 Stock Index by an amount in excess of 15% measured from the close of business on January 29, 1997; or (viii) a decline in the ratings accorded any of AEP's or I&M's securities by Standard & Poor's Rating Services ("S&P"), Moody's Investors Service, Inc. ("Moody's") or Duff & Phelps, Inc. ("D&P") or that S&P, Moody's or D&P has announced that it has placed any such rating under surveillance or review with negative implications.

          (d) any tender or exchange offer with respect to some or all of the Shares (other than the Offer) or other equity securities of AEP, or a merger, acquisition or other business combination proposal for AEP, shall have been proposed, announced or made by any person or entity;

          (e) there shall have occurred any event or events that have resulted, or in AEP's reasonable judgment, may result, in an actual or threatened change in the business, condition (financial or otherwise), income, operations, stock ownership or prospects of AEP and its subsidiaries; or

          (f) the Securities and Exchange Commission (the "SEC") shall have withheld approval, under the Holding Company Act, of the acquisition of the Shares by AEP pursuant to the Offer or the approval and adoption of the Proposed Amendment at the Special Meeting or the issuance of short-term debt by AEP and/or I&M;

and, in the sole judgment of AEP, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment. With respect to the approval of the SEC referenced in clause (f) above, the SEC must find that the acquisition of the Shares by AEP is not detrimental to the public interest or the interests of the investors or consumers, and that the consideration paid in connection with the acquisition and the adoption of the Proposed Amendment, including fees, commissions and other remuneration, is reasonable.

     The foregoing conditions (including the condition that the Proposed Amendment be approved and adopted at the Special Meeting) are for the sole benefit of AEP and may be asserted by AEP regardless of the circumstances (including any action or inaction by AEP) giving rise to any such condition, and any such condition may be waived by AEP, in whole or in part, at any time and from time to time in its sole discretion. A decision by AEP to terminate or otherwise amend any Offer, following the occurrence of any of the foregoing, with respect to one Series of Preferred will not create an obligation on behalf of AEP to terminate or otherwise amend in a similar manner the Offer with respect to any other Series of Preferred. The failure by AEP at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by AEP concerning the events described above will be final and binding on all parties.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

     AEP expressly reserves the right, in its sole discretion, and at any time and/or from time to time prior to the Expiration Date, to extend the period of time during which the Offer for any Series of Preferred is open by giving oral or written notice of such extension to the Depositary, without extending the period of time during which the Offer for any other Series of Preferred is open. There can be no assurance, however, that AEP will exercise its right to extend the Offer for any Series of Preferred. During any such extension, all Shares of the subject Series of Preferred previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in "Terms of the Offer -- Withdrawal Rights."

     AEP also expressly reserves the right, in its sole discretion, to, among other things, terminate the Offer and not accept for payment or pay for any Shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires AEP either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer upon the occurrence of any of the conditions specified in "Terms of the Offer -- Certain Conditions of the Offer" by giving oral or written notice of such termination to the Depositary, and making a public announcement thereof.

     Subject to compliance with applicable law, AEP further reserves the right, in its sole discretion, to amend the Offer in any respect. Amendments to the Offer may be made at any time and/or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to Preferred Shareholders affected thereby in a manner reasonably designed to inform such Preferred Shareholders of such change. Without limiting the manner in which AEP may choose to make a public announcement, except as required by applicable law, AEP shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If AEP materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, AEP will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, a change in percentage of securities sought or a change in the dealer's solicitation fee) will depend on the facts and circumstances, including the relative materiality of such terms or information. The SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date that a notice of such a material change is first published, sent or given. If the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that AEP publishes, sends or gives to Preferred Shareholders a notice that it will (i) increase or decrease the price it will pay for Shares, (ii) decrease the percentage of Shares it seeks, or (iii) increase or decrease the soliciting dealers' fees the Offer will be extended until the expiration of such period of ten business days. THE OFFER FOR EACH SERIES OF PREFERRED IS INDEPENDENT OF THE OFFER FOR ANY OTHER SERIES OF PREFERRED. IF AEP EXTENDS OR AMENDS ANY OFFER WITH RESPECT TO ONE SERIES OF PREFERRED FOR ANY REASON, AEP WILL HAVE NO OBLIGATION TO EXTEND THE OFFER FOR ANY OTHER SERIES OF PREFERRED.

                   PROPOSED AMENDMENT AND PROXY SOLICITATION

INTRODUCTION

     This Offer to Purchase and Proxy Statement is first being mailed on or about January 30, 1997 to the shareholders of I&M in connection with the solicitation of proxies by the Board of Directors of I&M (the "Board") for use at the Special Meeting. At the Special Meeting, the shareholders of record of I&M will vote upon the Proposed Amendment to the Articles.

     While Preferred Shareholders who wish to tender their Shares pursuant to the Offer are not required to vote in favor of or against the Proposed Amendment, the Offer is conditioned upon the Proposed Amendment being approved and adopted at the Special Meeting. In addition, Preferred Shareholders of record have the right to vote for or against the Proposed Amendment regardless of whether they tender their Shares. If the Proposed Amendment is approved and adopted by I&M's shareholders, I&M will make a special cash payment in the amount of $1.00 per Share (the "Special Cash Payment") to each Preferred Shareholder of record who voted in favor of the Proposed Amendment, provided that such Shares have not been tendered pursuant to the Offer. If a Preferred Shareholder votes against the Proposed Amendment or abstains, such Preferred Shareholder shall not be entitled to the Special Cash Payment (regardless of whether the Proposed Amendment is approved and adopted). Those Preferred Shareholders who validly tender their Shares will be entitled only to the purchase price per Share listed on the front cover of this Offer to Purchase and Proxy Statement.

VOTING SECURITIES, RIGHTS AND PROCEDURES

     Only holders of record of I&M's voting securities at the close of business on January 27, 1997 (the "Record Date") will be entitled to vote in person or by proxy at the Special Meeting. The outstanding voting securities of I&M are divided into two classes: common stock and cumulative preferred stock. The class of cumulative preferred stock has been issued in the seven Series of Preferred with the record holders of all

Shares of the cumulative preferred stock voting together as one class. The shares outstanding as of the Record Date, and the vote to which each share is entitled in consideration of the Proposed Amendment, are as follows:

                                                                   SHARES        VOTES PER
                              CLASS                              OUTSTANDING       SHARE
    ---------------------------------------------------------   -------------   -----------
    Common Stock (No Par Value)..............................     1,400,000       1 vote
    Cumulative Preferred Stock (Par Value $100 Per Share)....     1,569,767       1 vote

     The affirmative vote of the holders of at least two-thirds of the outstanding shares of each of I&M's (i) common stock and (ii) cumulative preferred stock, all series voting together as one class, is required to approve the Proposed Amendment to be presented at the Special Meeting. Abstentions and broker non-votes will have the effect of votes against the Proposed Amendment. AEP HAS ADVISED I&M THAT IT INTENDS TO VOTE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF I&M IN FAVOR OF THE PROPOSED AMENDMENT.

     Votes at the Special Meeting will be tabulated preliminarily by the Depositary. Inspectors of Election, duly appointed by the presiding officer of the Special Meeting, will definitively count and tabulate the votes and determine and announce the results at the Special Meeting. I&M has no established procedure for confidential voting. There are no rights of appraisal in connection with the Proposed Amendment.

PROXIES

     THE ENCLOSED PROXY IS SOLICITED BY I&M'S BOARD, WHICH RECOMMENDS VOTING FOR THE PROPOSED AMENDMENT. ALL SHARES OF I&M'S COMMON STOCK WILL BE VOTED IN FAVOR OF THE PROPOSED AMENDMENT. Shares of I&M's cumulative preferred stock represented by properly executed proxies received at or prior to the Special Meeting will be voted in accordance with the instructions thereon. If no instructions are indicated, duly executed proxies will be voted in accordance with the recommendation of the Board. It is not anticipated that any other matters will be brought before the Special Meeting. However, the enclosed proxy gives discretionary authority to the proxy holders named therein should any other matters be presented at the Special Meeting, and it is the intention of the proxy holders to act on any other matters in accordance with their best judgment.

     Execution of a proxy will not prevent a shareholder from attending the Special Meeting and voting in person. Any shareholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of I&M written notice of revocation bearing a later date than the proxy, by delivering a duly executed proxy bearing a later date, or by voting in person by ballot at the Special Meeting. Withdrawal of Shares tendered pursuant to the Offer will not revoke a properly executed proxy.

     I&M will bear the cost of the solicitation of proxies by the Board. I&M has engaged Morrow & Co., Inc. to act as Information Agent in connection with the solicitation of proxies for a fee of $5,800, plus reimbursement of reasonable out-of-pocket expenses. Proxies will be solicited by mail or by telephone. In addition, officers and employees of I&M may also solicit proxies personally or by telephone; such persons will receive no additional compensation for these services. The Information Agent has not been retained to make, and will not make, solicitations or recommendations in connection with the Proposed Amendment.

     I&M has requested that brokerage houses and other custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of shares of I&M's cumulative preferred stock held of record by such persons and will reimburse such brokers and other fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

     The solicitation of proxies has been approved by the SEC under the Holding Company Act. An application has been filed with the SEC under the Holding Company Act requesting approval of the Proposed Amendment and the acquisition of the Shares by AEP pursuant to the Offer.

SPECIAL CASH PAYMENTS

     Subject to the terms and conditions set forth in this Offer to Purchase and Proxy Statement, if (but only if) the Proposed Amendment is approved and adopted by the shareholders of I&M, I&M will make a Special Cash Payment to each Preferred Shareholder who voted in favor of the Proposed Amendment, in person by ballot or by proxy, at the Special Meeting in the amount of $1.00 for each Share held by such Preferred Shareholder on the Record Date which is so voted, provided that such Shares have not been tendered pursuant to the Offer. SPECIAL CASH PAYMENTS WILL BE MADE TO PREFERRED SHAREHOLDERS AS OF THE RECORD DATE (IF SUCH SHARES HAVE NOT BEEN TENDERED PURSUANT TO THE OFFER) ONLY IN RESPECT OF EACH SHARE WHICH IS VOTED FOR THE ADOPTION OF THE PROPOSED AMENDMENT; PROVIDED, HOWEVER, THAT THOSE PREFERRED SHAREHOLDERS WHO VALIDLY TENDER THEIR SHARES WILL BE ENTITLED ONLY TO THE PURCHASE PRICE PER SHARE LISTED ON THE FRONT COVER OF THIS OFFER TO PURCHASE AND PROXY STATEMENT. If the Proposed Amendment is approved and adopted, Special Cash Payments will be paid out of I&M's general funds, promptly after the Proposed Amendment shall have become effective. However, no accrued interest will be paid on the Special Cash Payments regardless of any delay in making such payments.

     Only Preferred Shareholders on the Record Date (or their legal representatives or attorneys-in-fact) are entitled to vote at the Special Meeting and to receive Special Cash Payments from I&M. Any beneficial holder of Shares who is not the registered holder of such Shares as of the Record Date (as would be the case for any beneficial holder whose Shares are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee) must arrange with the record Preferred Shareholder to execute and deliver a proxy form on such beneficial owner's behalf. If a beneficial holder of Shares intends to attend the Special Meeting and vote in person, such beneficial holder must obtain a legal proxy form from his or her broker, dealer, commercial bank, trust company or other nominee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As noted above, AEP owns all the outstanding common stock of I&M.

     Pursuant to Section 13(d) of the Exchange Act, a beneficial owner of a security is any person who directly or indirectly has or shares voting or investment power over such security. No person or group is known by management of I&M to be the beneficial owner of more than 5% of the Shares as of the Record Date.

     I&M's directors and executive officers do not beneficially own any Shares as of the Record Date. The beneficial ownership of AEP's common stock held by each director, as well as directors and executive officers as a group, as of December 31, 1996, is set forth in the following table. Fractions of shares have been rounded to the nearest whole number.

                                   NAME(1)                              SHARES
        --------------------------------------------------------------  -------
        C. R. Boyle...................................................    3,454(a)
        G. A. Clark...................................................      955
        P. J. DeMaria.................................................    7,603)     (c)(d)
        W. N. D'Onofrio...............................................    3,981(a)
        E. L. Draper, Jr..............................................    6,793(a)(c)
        W. J. Lhota...................................................   14,054)  (b)(c)
        G. P. Maloney.................................................    5,512)  (b)(c)
        J. J. Markowsky...............................................    7,123(a)(d)
        D. B. Synowiec................................................    2,335(a)
        D. M. Trenary.................................................      160(a)
        J. H. Vipperman...............................................    5,510(a)(c)
        W. E. Walters.................................................    5,200(a)
        E. W. Wittkamper..............................................    2,902(a)(c)
        All directors and executive officers as a group...............  150,811(e)

---------------
     (a) Includes shares and share equivalents held in the following plans in the amounts listed below:

                                                   AEP EMPLOYEE     AEP PERFORMANCE      AEP EMPLOYEES
                                                  STOCK OWNERSHIP   SHARE INCENTIVE      SAVINGS PLAN
                                                   PLAN (SHARES)     PLAN (SHARES)    (SHARE EQUIVALENTS)
                                                  ---------------   ---------------   -------------------
     Mr. Boyle..................................         50                 --                3,404
     Mr. Clark..................................          8                 --                  946
     Mr. DeMaria................................         90                881                2,945
     Mr. D'Onofrio..............................         64                 --                3,917
     Dr. Draper.................................         --              2,050                2,383
     Mr. Lhota..................................         64                812               11,809
     Mr. Maloney................................         92                867                3,053
     Dr. Markowsky..............................         71                775                6,154
     Mr. Synowiec...............................         58                 --                2,277
     Mr. Trenary................................         44                 --                  116
     Mr. Vipperman..............................         86                527                4,766
     Mr. Walters................................         48                 --                5,152
     Mr. Wittkamper.............................         37                 --                1,628
     All Directors and
       Executive Officers.......................        712              5,912               48,550

     With respect to the shares and share equivalents held in these plans, such persons have sole voting power, but the investment/disposition power is subject to the terms of such plans.

     (b) Does not include, for Messrs. DeMaria, Lhota and Maloney, 85,231 shares in the American Electric Power System Educational Trust Fund over which Messrs. DeMaria, Lhota and Maloney share voting and investment power as trustees (they disclaim beneficial ownership). The amount of shares shown for all directors and executive officers as a group includes these shares.

     (c) Includes the following numbers of shares held in joint tenancy with a family member: Mr. DeMaria, 1,232; Dr. Draper, 2,083; Mr. Lhota, 1,368; Mr. Maloney, 1,500; Mr. Vipperman, 60; and Mr. Wittkamper, 1,237.

     (d) Includes the following numbers of shares held by family members over which beneficial ownership is disclaimed: Mr. DeMaria, 2,392 and Dr. Markowsky, 18.

     (e) Represents less than 1% of the total number of shares outstanding.

BUSINESS TO COME BEFORE THE SPECIAL MEETING

     The following Proposed Amendment to the Articles is the only item of business expected to be presented at the Special Meeting:

          To remove in its entirety ARTICLE 6(A), Subparagraph 7(B)(c), limiting I&M's ability to issue unsecured indebtedness.

     THE FOLLOWING STATEMENTS, UNLESS THE CONTEXT OTHERWISE REQUIRES, ARE SUMMARIES OF THE SUBSTANCE OR GENERAL EFFECT OF A PROVISION OF THE ARTICLES, AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ARTICLES AND SUBPARAGRAPH 7(B)(C) (AS DESCRIBED BELOW).

EXPLANATION OF THE PROPOSED AMENDMENT

     ARTICLE 6(A), Subparagraph 7(B)(c) of the Articles currently provides that, so long as any shares of I&M's cumulative preferred stock of any series are outstanding, I&M shall not, without the consent of the holders of such shares entitled to cast a majority of the total number of votes which holders of the cumulative preferred stock then outstanding are entitled to cast, issue or assume any unsecured debt securities (other than for purposes of the reacquisition, redemption or other retirement of any evidences of indebtedness theretofore issued or assumed by I&M or the reacquisition, redemption or other retirement of all outstanding shares of I&M cumulative preferred stock) if, immediately after such issue or assumption, the total principal amount of all unsecured debt securities (other than the principal amount of all long-term unsecured debt securities not in excess of 10% of the capitalization of I&M) issued or assumed by I&M and then outstanding would exceed 10% of the capitalization of I&M (the "Debt Limitation Provision").

     The Proposed Amendment, if adopted, would eliminate in its entirety Subparagraph 7(B)(c), as set forth below, from the Articles. Unless otherwise defined, capitalized terms used in Paragraph 7(B) are used as defined in the Articles.

     ARTICLE 6(A), Paragraph 7(B) of the Articles states:

          "(B) So long as any shares of the Cumulative Preferred Stock of any series are outstanding, the Corporation shall not, without the consent (given by vote at a meeting called for that purpose) of the holders of such shares entitled to cast a majority of the total number of votes which holders of the Cumulative Preferred Stock then outstanding are entitled to cast:

     . . .

     (c) Issue or assume any unsecured debt securities for purposes other than

             (i) the reacquisition, redemption or other retirement of any evidences of indebtedness theretofore issued or assumed by the Corporation, or

             (ii) the reacquisition, redemption or other retirement of all outstanding shares of the Cumulative Preferred Stock,

if, immediately after such issue or assumption, the total principal amount of all unsecured debt securities (other than the principal amount of all long-term unsecured debt securities not in excess of 10% of the Capitalization of the Corporation) issued or assumed by the Corporation and then outstanding would exceed 10% of the Capitalization of the Corporation.

     For purposes of this subparagraph (c) only:

          (I) "unsecured debt securities" shall be deemed to mean any unsecured notes, debentures, or other securities representing unsecured indebtedness, but shall not include contractual commitments and agreements for the purchase of property, materials, power, energy or equipment to be used, consumed or resold in the ordinary course of the Corporation's business;

          (II) "long-term unsecured debt securities" shall be deemed to mean all unsecured debt securities outstanding, as of any specified time of computation, other than (x) unsecured debt securities maturing by their terms on a date less than ten years subsequent to such time of computation, and (y) the principal amount required under any sinking fund or other debt retirement provision, to be reacquired, redeemed or otherwise retired by the Corporation on a date less than ten years subsequent to such time of computation; provided, however, that the principal amount of any class of unsecured debt securities, which at the time of issuance or assumption by the Corporation matured by its terms on a date ten or more years subsequent to such issuance or assumption, and which at the time of such computation
     (aa) is not required to be reacquired, redeemed or otherwise retired, through sinking fund or other debt retirement provision, prior to maturity of such class or (bb) represents the final maturity of a series of maturities within such class, shall continue to be deemed to be long-term unsecured debt securities until such final requirement or maturity shall occur on a date less than five years subsequent to such time of computation; and

          (III) the "Capitalization of the Corporation" shall be deemed to mean, as of any specified time of computation, an amount equal to the sum of the total principal amount of all bonds or other debt securities representing secured indebtedness issued or assumed by the Corporation and then to be outstanding, and the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of stock and of the surplus of the Corporation, paid in, earned and other, if any;"

REASONS FOR THE PROPOSED AMENDMENT

     I&M believes that regulatory, legislative, technological and market developments are likely to lead to a more competitive environment in the electric utility industry. I&M and AEP's other electric utility subsidiaries believe that they currently have a favorable competitive position because of their relatively low costs. As competition intensifies, flexibility and cost reduction will be even more crucial to success. Because the electric utility industry is extremely capital intensive, control and minimization of financing costs are of particular importance. In response to the competitive forces and regulatory changes faced by I&M and AEP's other electric utility subsidiaries, AEP and its public utility subsidiaries have from time to time considered, and expect to continue to consider, various strategies designed to enhance their competitive position and to increase their ability to adapt to and anticipate changes in their utility business.

     I&M believes that adoption of the Proposed Amendment is key to financial flexibility and capital cost reduction. If adopted, the Debt Limitation Provision will be eliminated. Historically, I&M's debt financing generally has been accomplished through the issuance of long-term first mortgage bonds, a modest amount of unsecured short-term debt and long-term installment purchase contracts for pollution control bonds. First mortgage bonds represent secured indebtedness placing a first priority lien on substantially all of I&M's assets. I&M's first mortgage bonds issued under its Mortgage and Deed of Trust between I&M and its bondholders contain certain restrictive covenants with respect to, among other things, the disposition of assets and the ability to issue additional first mortgage bonds. Unsecured debt generally has fewer restrictions than first mortgage bonds. Short-term debt, a low cost form of debt available to I&M, represents one type of unsecured indebtedness. Pollution control bond financing, a favorable type of financing due to its tax-exempt status, is available only for very limited purposes.

     The Proposed Amendment will not only allow I&M to issue a greater amount of unsecured debt, but also will allow I&M to issue a greater amount of total debt. I&M, however, presently has no intention of issuing a greater amount of total debt than it would have issued absent the adoption of the Proposed Amendment, except that I&M expects to issue additional unsecured debt to fund the purchase of the Shares from AEP. Rather, it is I&M's intention to attain flexibility in the mix of its outstanding debt and therefore have the option to use more short-term and other unsecured debt and less first mortgage bonds.

     Inasmuch as the Debt Limitation Provision contained in the Articles limits I&M's flexibility in planning and financing its business activities, I&M believes it ultimately will be at a competitive disadvantage if the Debt Limitation Provision is not eliminated. The industry's new competitors (for example, power marketers, exempt wholesale generators, independent power producers and cogeneration facilities) generally are not subject to the type of financing restrictions the Articles impose on I&M. Recently, several other utilities with the same or similar charter restrictions have successfully eliminated such provisions by soliciting their shareholders for the same or similar amendments. In addition, some potential utility competitors, and other AEP public utility subsidiaries, including Columbus Southern Power Company and Kentucky Power Company, have no comparable provision restricting the issuance of unsecured debt.

     Although I&M sells relatively low-cost power, I&M must continue to explore new ways of reducing costs and enhancing flexibility. I&M believes that the adoption of the Proposed Amendment will be in the best long-term competitive interests of its shareholders.

     Financial Flexibility. If the Proposed Amendment is adopted, I&M will have increased flexibility (i) to choose among different types of debt financing and
(ii) to finance projects using the most cost effective means. I&M believes that various types of unsecured debt alternatives will increase in importance as an option in financing its construction program and refinancing first mortgage bonds. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in securities markets. As a result, I&M may increase the amount of unsecured debt to more than 20% of capitalization.

     In addition, although I&M's earnings currently are sufficient to meet the earnings coverage tests that must be satisfied before issuing additional first mortgage bonds and preferred stock, there is no guarantee that this will be true in the future. Other utilities have been unable to issue first mortgage bonds during certain periods because of restrictive covenants in their mortgages. I&M's inability to issue first mortgage bonds or preferred stock in the future, combined with the inability to issue additional unsecured debt, would limit I&M's financing options to more costly options, including additional common equity. Moreover, continued reliance on the issuance of first mortgage bonds under I&M's Mortgage and Deed of Trust could limit I&M's ability in the future to strategically redeploy its assets.

     Under the Debt Limitation Provision, I&M's use of unsecured short-term debt is presently restricted. However, I&M believes that the prudent use of such debt in excess of this provision is vital to effective financial management of its business. Not only is unsecured short-term debt generally one of the least expensive forms of capital, it also provides flexibility in meeting seasonal and business cycle fluctuations in cash requirements, acts as a bridge between issues of permanent capital and can be used when unfavorable conditions prevail in the market for long-term capital.

     Lower Costs. As previously mentioned, I&M's short-term debt issuances generally represent one of its lowest-cost forms of financing. I&M is reassessing its historically modest use of short-term debt. By increasing its use of short-term debt, I&M may be able to lower its cost structure further, thereby making its products more competitive and reducing its business risks. However, with the Debt Limitation Provision in place, the availability and corresponding benefits of short-term debt diminish. And although short-term debt may expose the borrower to more volatility in interest rates, it should be noted that the cost of short-term debt seldom exceeds the cost of other forms of capital available at the same time.

     IT IS FOR ALL THE ABOVE REASONS THAT I&M'S BOARD BELIEVES THE BEST LONG-TERM INTERESTS OF SHAREHOLDERS ARE SERVED BY, AND ENCOURAGES SHAREHOLDERS TO VOTE FOR, THE ADOPTION OF THE PROPOSED AMENDMENT.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

     Upon recommendation of the Audit Committee of AEP's board of directors, such board employed on January 31, 1996 Deloitte & Touche LLP as independent public accountants for AEP and its subsidiaries, including I&M, for the year 1996. A representative of Deloitte & Touche LLP will not be present at the Special Meeting unless prior to the day of the Special Meeting the Secretary of I&M has received written notice from a Preferred Shareholder addressed to the Secretary at 1 Riverside Plaza, Columbus, Ohio 43215, that such Preferred Shareholder will attend the Special Meeting and wishes to ask questions of a representative of Deloitte & Touche LLP.

                        PRICE RANGE OF SHARES; DIVIDENDS

     I&M's Cumulative Preferred Stock 4- 1/8% is traded on the CSE under the symbol "IMIGO", and the 4.12% Series, 4.56% Series, 5.90% Series, 6- 1/4% Series, 6- 7/8% Series and 6.30% Series are traded in the over-the-counter market under the symbols "IMIGP", "IMIGN", "IMIGL", "IMIGH", "IMIGM", and "IMIGI", respectively. The last reported sale price on the CSE and in the over-the-counter market, as the case may be, as of the close of business on January 28, 1997, for each of the Series of Preferred is shown on the front cover of this Offer to Purchase and Proxy Statement. However, Preferred Shareholders should be aware that there is no established trading market for the Shares (other than the 4 1/8% Series) and that the Shares of each Series of Preferred only trade sporadically and on a limited basis and, therefore, the last reported sales price may not necessarily reflect the market value of the Shares.

     PREFERRED SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS, IF AVAILABLE, FOR THE SHARES.

     The following table sets forth the high and low sales prices of each Series of Preferred on the CSE or in the over-the-counter market, as the case may be, as reported by the National Quotation Bureau, Inc., and the cash dividends paid thereon for the fiscal quarters indicated.

            DIVIDENDS AND PRICE RANGES OF CUMULATIVE PREFERRED STOCK

                          BY QUARTERS (1996 AND 1995)

                                                       1996 -- QUARTERS                             1995 -- QUARTERS
                                           -----------------------------------------    -----------------------------------------
                                             1ST        2ND        3RD        4TH         1ST        2ND        3RD        4TH
                                           --------   --------   --------   --------    --------   --------   --------   --------
CUMULATIVE PREFERRED STOCK
($100 Par Value)
4- 1/8% Series
 Dividends Paid Per Share................. $1.03125   $1.03125   $1.03125   $1.03125    $1.03125   $1.03125   $1.03125   $1.03125
 Market Price -- $ Per Share
   (CSE) -- Quotations not available
4.56% Series
 Dividends Paid Per Share.................    $1.14      $1.14      $1.14      $1.14       $1.14      $1.14      $1.14      $1.14
 Market Price -- $ Per Share (OTC)
   Ask -- High/Low........................       --         --         --         --          --         --         --         --
   Bid -- High............................       51     51 1/4         52         52      46 5/8     47 1/4     47 1/2     49 1/2
      -- Low..............................   49 3/8         51     51 1/4         52      45 1/2     46 1/4     47 1/4     47 1/2
4.12% Series
 Dividends Paid Per Share.................    $1.03      $1.03      $1.03      $1.03       $1.03      $1.03      $1.03      $1.03
 Market Price -- $ Per Share (OTC)
   Ask -- High/Low........................       --         --         --         --          --         --         --         --
   Bid -- High............................       51         49     49 3/4         50      46 1/2         47         51         51
      -- Low..............................   48 1/4     48 3/4         49     49 3/4          43         46         46         46
5.90% Series
 Dividends Paid Per Share.................   $1.475     $1.475     $1.475     $1.475      $1.475     $1.475     $1.475     $1.475
 Market Price -- $ Per Share
   (OTC) -- Quotations not available
6- 1/4% Series
 Dividends Paid Per Share.................  $1.5625    $1.5625    $1.5625    $1.5625     $1.5625    $1.5625    $1.5625    $1.5625
 Market Price -- $ Per Share
   (OTC) -- Quotations not available
6.30% Series
 Dividends Paid Per Share.................   $1.575     $1.575     $1.575     $1.575      $1.575     $1.575     $1.575     $1.575
 Market Price -- $ Per Share
   (OTC) -- Quotations not available
6- 7/8% Series
 Dividends Paid Per Share................. $1.71875   $1.71875   $1.71875   $1.71875    $1.71875   $1.71875   $1.71875   $1.71875
 Market Price -- $ Per Share
   (OTC) -- Quotations not available

---------------

CSE -- Chicago Stock Exchange.
OTC -- Over-the-Counter.
Note -- The above bid and asked quotations represent prices between dealers and do not represent actual transactions.
Market quotations provided by National Quotation Bureau, Inc.
Dash indicates quotation not available.

     Dividends for a Series of Preferred are payable when, as and if declared by I&M's Board of Directors at the rate per annum included in such title of the Series of Preferred listed on the front cover of this Offer to Purchase and Proxy Statement. The January 1997 Dividend was declared on each Series of Preferred and was paid on January 2, 1997 to holders of record as of the close of business on December 6, 1996. Tendering Preferred Shareholders will be entitled to any dividends accrued and unpaid prior to the Payment Date in respect of any later dividend periods (or any portion thereof).

               PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     AEP believes that the purchase of the Shares at this time represents an attractive economic opportunity that will benefit I&M, and indirectly, AEP and its shareholders. In addition, the Offer gives Preferred Shareholders the opportunity to sell their Shares at a price which AEP believes to be a premium to the market price on the date of the announcement of the Offer and without the usual transaction costs associated with a sale.

     After the consummation of the Offer, AEP or I&M may purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to holders of Shares than, the terms of the Offer. However, Rule 13e-4(f)(6) under the Exchange Act prohibits AEP and its affiliates (including I&M) from purchasing any Shares of a Series of Preferred, other than pursuant to the Offer, until at least ten business days after the Expiration Date with respect to that Series of Preferred. Any future purchases of Shares by AEP or I&M would depend on many factors, including the market price of the Shares, AEP's business and financial position, legal restrictions on AEP's ability to purchase Shares as well as general economic and market conditions.

     Preferred Shareholders are not under any obligation to tender Shares pursuant to the Offer. The Offer does not constitute notice of redemption of any Series of Preferred pursuant to I&M's Articles, nor does AEP or I&M intend to effect any such redemption by making the Offer. Further, the Offer does not constitute a waiver by I&M of any option it has to redeem Shares. The 4- 1/8% Series, 4.12% Series and 4.56% Series are not subject to mandatory redemption, but presently are callable at $106.125 per Share, $102.728 per Share and $102.00 per Share, respectively. Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% Series will require the redemption of 20,000 Shares on January 1 of each year and the redemption of the remaining Shares outstanding on January 1, 2009, in each case at $100 per Share; commencing in 2004 and continuing through the year 2008, a sinking fund for the 6- 1/4% Series will require the redemption of 15,000 Shares on April 1 of each year and the redemption of the remaining Shares outstanding on April 1, 2009, in each case at $100 per Share; commencing in 2004 and continuing through the year 2008, a sinking fund for the 6.30% Series will require the redemption of 17,500 Shares on July 1 of each year and the redemption of the remaining Shares outstanding on July 1, 2009, in each case at $100 per Share; and commencing in 2003 and continuing through the year 2007, a sinking fund for the 6-7/8% Series will require the redemption of 15,000 Shares on April 1 of each year and the redemption of the remaining Shares outstanding on April 1, 2008, in each case at $100 per Share. The Shares of each Series of Preferred have no preemptive or conversion rights.

     Upon liquidation or dissolution of I&M, owners of the Shares would be entitled to receive an amount equal to the liquidation preference per share ($100 except in the case of the 4 1/8% series which, under certain limited circumstances, will be $105.125) plus all accrued and unpaid dividends (whether or not earned or declared) thereon to the date of payment, prior to the payment of any amounts to the holders of I&M's common stock.

     Shares validly tendered to the Depositary pursuant to the Offer and not withdrawn in accordance with the procedures set forth herein shall be held until the Expiration Date (or returned to the extent the Offer is terminated in accordance herewith). To the extent that the Proposed Amendment is approved and the Shares tendered are accepted for payment and paid for in accordance with the terms hereof, AEP intends to sell its Shares to I&M and, at that time, it is expected that I&M will retire and cancel the Shares. However, in the event the Proposed Amendment is not adopted at the Special Meeting, AEP may elect, but is not obligated to, waive, subject to applicable law, such condition. In that case, subsequent to AEP's waiver and purchase of the Shares, I&M anticipates, as promptly as practicable thereafter, that it would call another special meeting of its shareholders and solicit proxies therefrom for an amendment substantially similar to the Proposed Amendment. At that meeting, AEP would vote any Shares acquired by it pursuant to the Offer or otherwise (together with its shares of common stock) in favor of such amendment, thereby maximizing the prospects for the adoption of the amendment. Any such purchase of Shares by AEP will reduce the number of Shares of each of the Series of Preferred that might otherwise trade publicly or become available for purchase and/or sale and likely will reduce the number of owners of Shares of each of the Series of Preferred, which could adversely affect the liquidity and sale value of the Shares not purchased in the Offer.

     Liquidity of Trading Market. To the extent that Shares of any Series of Preferred are tendered and accepted for payment in the Offer, the trading market for Shares of such Series of Preferred that remain outstanding may be significantly more limited, which might adversely affect the liquidity, market value and price volatility of such Shares. Equity securities with a smaller outstanding market value available for trading (the "float") may command a lower price than would comparable equity securities with a greater float. Therefore, the market price for Shares that are not tendered in the Offer may be affected adversely to the extent that the amount of Shares purchased pursuant to the Offer reduces the float. The reduced float may also make the trading price of the Shares that are not tendered and accepted for payment more volatile. Preferred Shareholders of the remaining Shares may attempt to obtain quotations for the Shares from their brokers; however, there can be no assurance that any trading market will exist for such Shares following consummation of the Offer. To the extent a market continues to exist for the Shares after the Offer, the Shares may trade at a discount compared to present trading depending on the market for Shares with similar features, the performance of I&M, and other factors. There is no assurance that an active market in the Shares will exist and no assurance as to the prices at which the Shares may trade.

     4- 1/8% Series. Depending on the number of Shares tendered and purchased pursuant to the Offer, the 4- 1/8% Series may no longer meet the requirements of the CSE for trading, which may adversely affect the market for the Shares of the 4- 1/8% Series. According to its published guidelines, the CSE would consider delisting the 4- 1/8% Series if, among other things, (i) the number of publicly-held Shares of the 4- 1/8% Series should fall below 50,000 or (ii) the number of Preferred Shareholders of the 4- 1/8% Series should fall below 500. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the 4-1/8% Series no longer meets the requirements of the CSE for continued listing and the listing of the 4- 1/8% Series is discontinued, the market for the 4- 1/8% Series could be adversely affected.

     In the event of the delisting of the 4- 1/8% Series currently listed on the CSE, it is possible that such Series would continue to trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, by the National Association of Securities Dealers, Inc. ("NASD") through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or by other sources. The extent of the public market for the 4 1/8% Series and the availability of quotations, however, would depend upon such factors as the number of share holders remaining at such time, the interest in maintaining a market in the 4- 1/8% Series on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors.

     The Shares of the 4- 1/8% Series are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. If the 4- 1/8% Series remains listed on the CSE, the Shares of the 4- 1/8% Series will continue to be "margin securities." If the 4- 1/8% Series is delisted, depending upon factors similar to those described above, the 4- 1/8% Series might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve, in which case, the Shares of the 4- 1/8% Series could no longer be used as collateral for loans made by brokers.

     In addition, the 4- 1/8% Series is currently registered under Section 12(b) of the Exchange Act. Registration of the Shares of the 4- 1/8% Series under the Exchange Act may be terminated upon the application by I&M to the SEC if such Shares are no longer listed on a national securities exchange. Termination of registration of the Shares of the 4- 1/8% Series under the Exchange Act would substantially reduce the information required to be furnished by I&M to Preferred Shareholders and could make certain provisions of the Exchange Act no longer applicable to I&M. If registration of the 4- 1/8% Series under the Exchange Act were terminated, Shares of the 4- 1/8% Series would no longer be "margin securities" or be eligible for NASDAQ reporting. As of December 31, 1996, there were 712 registered holders of the 4 1/8% Series.

     OTC Series. The purchase of Shares of the 4.12% Series, 4.56% Series, the 5.90% Series, the 6- 1/4% Series, the 6- 7/8% Series and the 6.30% Series (collectively, the "OTC Series") pursuant to the Offer will reduce the number of holders of Shares of the OTC Series and the number of such Shares that might otherwise trade publicly, and, depending upon the number of Shares so purchased, such reduction could adversely affect the liquidity and market value of the remaining Shares of the OTC Series held by the public. The extent of the public market for the Shares of the OTC Series and the availability of price quotations would, however, depend upon such factors as the number of stockholders remaining at such time, the interest in maintaining a market in the Shares of the OTC Series on the part of securities firms and other factors. As of December 31, 1996, there were 95 registered holders of the 4.12% Series, 68 registered holders of the 4.56% Series, 1 registered holder of the 5.90% Series, 1 registered holder of the 6- 1/4% Series, 1 registered holder of the 6- 7/8% Series and 1 registered holder of the 6.30% Series.

     Other Potential Effects of the Proposed Amendment on Preferred Shareholders who do not Tender. If the Proposed Amendment becomes effective, Preferred Shareholders of Shares that are not tendered and purchased pursuant to the Offer will no longer be entitled to the benefits of the Debt Limitation Provision, which will have been deleted by the Proposed Amendment. As discussed above, the Debt Limitation Provision places restrictions on I&M's ability to issue or assume unsecured indebtedness. Although I&M's debt instruments may contain certain restrictions on I&M's ability to issue or assume debt, any such restrictions may be waived and the increased flexibility afforded I&M by the deletion of the Debt Limitation Provision may permit I&M to take certain actions that may increase the credit risks with respect to I&M, adversely affecting the market price and credit rating of the remaining Shares or otherwise be materially adverse to the interests of the remaining Preferred Shareholders. In addition, to the extent that I&M elects to fund its purchase of the Shares by issuing additional unsecured debt, the remaining Preferred Shareholders' relative position in I&M's capital structure could be perceived to decline, which in turn could adversely affect the market price and credit rating of the remaining Shares. To this end, Moody's has advised I&M that Moody's Investor Service might reconsider its rating of I&M's preferred stock, absent some mitigating factors, and particularly in light of I&M's plan to fund the purchase of shares from AEP through the issuance of additional unsecured debt.

     Following the consummation of the Offer, the business and operations of I&M will be continued substantially as they are currently being conducted. Except as disclosed in this Offer to Purchase and Proxy Statement, AEP and I&M currently have no plans or proposals that relate to or would result in: (a) the acquisition by any person or entity of additional securities of I&M or the disposition of securities of I&M, other than in the ordinary course of business;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving I&M or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of I&M or any of its subsidiaries; (d) any change in the present Board or management of I&M; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of I&M; (f) any other material change in I&M's corporate structure or business; (g) any change in I&M's Articles or By-Laws or any actions that may impede the acquisition of control of I&M by any person; (h) a class of equity securities of I&M being delisted from a national securities exchange or no longer authorized to be quoted on the OTC; (i) a class of equity securities of I&M becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) the suspension of I&M's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

     NEITHER AEP, I&M, THEIR RESPECTIVE BOARDS OF DIRECTORS, NOR ANY OF THEIR RESPECTIVE OFFICERS MAKES ANY RECOMMENDATION TO ANY PREFERRED SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH PREFERRED SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Simpson Thacher & Bartlett, tax counsel to AEP and I&M, the following summary describes the principal United States federal income tax consequences of sales of Shares pursuant to the Offer and the receipt of Special Cash Payments in connection with the approval and adoption of the Proposed Amendment. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Offer to Purchase and Proxy Statement may adversely affect the tax consequences described herein, possibly on a retroactive basis. This summary is addressed to Preferred Shareholders who hold Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to a Preferred Shareholder in light of such Preferred Shareholder's particular circumstances or to Preferred Shareholders subject to special rules (including certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, foreign persons or entities selling Shares pursuant to the Offer who own or have owned, actually or constructively, more than five percent of such Shares, Preferred Shareholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with I&M or Preferred Shareholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). Preferred Shareholders should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "United States Holder" means an owner of a Share that is (i) for United States federal income tax purposes a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, or for taxable years beginning on or before December 31, 1996, in general, any trust, the income of which is subject to United States federal income taxation regardless of its source; or (iv) for taxable years beginning after December 31, 1996, any trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. A "Non-United States Holder" is a Preferred Shareholder that is not a United States Holder.

  Tax Considerations for Tendering Preferred Shareholders

     Characterization of the Sale. A sale of Shares by a Preferred Shareholder pursuant to the Offer will be a taxable transaction for Federal income tax purposes.

     United States Holders. A United States Holder will recognize gain or loss equal to the difference between the tax basis of such Holder's Shares and the amount of cash received in exchange therefor. A United States Holder's gain or loss will be long-term capital gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

     Non-United States Holders. Any gain realized upon the sale of Shares by a Non-United States Holder pursuant to the Offer generally will not be subject to United States Federal income tax unless (i) such gain is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

     A Non-United States Holder described in clause (i) above will be taxed on the net gain derived from the sale at regular graduated United States Federal income tax rates. If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it may also be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Unless an applicable tax treaty provides otherwise, an individual Non-United States Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses (notwithstanding the fact that the individual is not considered a resident of the United States).

  Tax Considerations for Non-Tendering Preferred Shareholders

     Preferred Shareholders, whether or not they receive Special Cash Payments, will not recognize any taxable gain or loss with respect to the Shares as a result of the modification of the Articles by the Proposed Amendment.

     United States Holders. There is no direct authority concerning the Federal income tax consequences of the receipt of Special Cash Payments. I&M will, for information reporting purposes, treat Special Cash Payments as ordinary non-dividend income to recipient United States Holders.

     Non-United States Holders. I&M will treat Special Cash Payments paid to a Non-United States Holder of Shares as subject to withholding of United States Federal income tax at a 30% rate. However, Special Cash Payments that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States are not subject to the withholding tax (provided such Non-United States Holder provides two originals of Internal Revenue Service ("IRS") Form 4224 stating that such Special Cash Payments are so effectively connected), but instead are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected Special Cash Payments received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

     A Non-United States Holder of Shares eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     Backup Withholding. ANY TENDERING PREFERRED SHAREHOLDER WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE APPLICABLE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN PREFERRED SHAREHOLDER, FORM W-8 OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH PREFERRED SHAREHOLDER PURSUANT TO THE OFFER. To prevent backup United States Federal income tax withholding with respect to the purchase price of Shares purchased pursuant to the Offer, a United States Holder must provide the Depositary with the Preferred Shareholder's correct taxpayer identification number and certify that the Preferred Shareholder is not subject to backup withholding of Federal income tax by completing the Substitute Form W-9 included in the applicable Letter of Transmittal. Certain Preferred Shareholders (including, among others, all corporations and certain foreign shareholders) are exempt from backup withholding. For a corporate United States Holder to qualify for such exemption, such Preferred Shareholder must provide the Depositary with a properly completed and executed Substitute Form W-9 attesting to its exempt status. In order for a foreign Preferred Shareholder to qualify as an exempt recipient, the foreign holder must submit a Form W-8, Certificate of Foreign Status, signed under penalties of perjury, attesting to that Preferred Shareholder's exempt status. A copy of Form W-8 may be obtained from the Depositary.

     Unless a Preferred Shareholder provides the appropriate certification, under the applicable law and regulations concerning "backup withholding" of Federal United States income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to such Preferred Shareholder or other payee. The amount of any backup withholding from a payment to a Preferred Shareholder will be allowed as a credit against such Preferred Shareholder's United States federal income tax liability and may entitle such Preferred Shareholder to a refund, provided that the required information is furnished to the IRS.

                           SOURCE AND AMOUNT OF FUNDS

     Assuming that AEP purchases all outstanding Shares pursuant to the Offer, the total amount required by AEP to purchase such Shares will be approximately $162 million, exclusive of the accrued and unpaid dividends payments, but including fees and other expenses. AEP intends to fund the Offer through the use of its general funds (which, in the ordinary course, include funds from I&M) and funds borrowed pursuant to AEP's commercial paper program and committed lines of credit, including any bank revolving credit agreements.

     AEP and I&M sell commercial paper directly to commercial paper dealers who reoffer the commercial paper to investors and issue and sell short-term notes to several domestic and foreign banks through various credit arrangements, including revolving credit agreements or shared lines of credit. AEP and its significant subsidiaries, including I&M, have $500 million of committed lines of credit available for use by AEP and such subsidiaries. If necessary, AEP and its significant subsidiaries may negotiate increases to existing credit arrangements in order to fund the Offer.

               TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

     Each of AEP and I&M has been advised by its directors and executive officers that no directors or executive officers of the respective companies own any Shares. Based upon the companies' records and upon information provided to each company by its directors and executive officers, neither company nor, to the knowledge of either, any of their subsidiaries, affiliates, directors or executive officers, or associates of the foregoing, has engaged in any transactions involving Shares during the 40 business days preceding the date hereof. Neither company nor, to the knowledge of either, any of its directors or executive officers or an associate of the foregoing is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with any other person or entity with respect to any securities of I&M.

                       FEES AND EXPENSES PAID TO DEALERS

     Dealer Manager Fees. Merrill Lynch and Salomon Brothers will act as Dealer Managers for AEP in connection with the Offer. AEP has agreed to pay the Dealer Managers a fee of $.50 per Share for any Shares tendered, accepted for payment and paid for pursuant to the Offer and a fee of $.50 per Share for any Shares that are not tendered pursuant to the Offer but which vote in favor of the Proposed Amendment. The Dealer Managers will also be reimbursed by AEP for their reasonable out-of-pocket expenses, including attorneys' fees, and will be indemnified against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. The Dealer Managers have rendered, are currently rendering and are expected to continue to render various investment banking and other advisory services to AEP and I&M. The Dealer Managers have received, and will continue to receive, customary compensation from AEP and I&M for such services. AEP has retained First Chicago Trust Company of New York as Depositary and Morrow & Co., Inc. as Information Agent in connection with the Offer. The Depositary and Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for reasonable out-of-pocket expenses, including attorney fees. AEP has agreed to indemnify the Depositary and Information Agent against certain liabilities, including certain liabilities under the federal securities law, in connection with the Offer. Neither the Depositary nor the Information Agent has been retained to make solicitations or recommendations in connection with the Offer.

     Solicited Tender Fees Separate Fees. Pursuant to Instruction 10 of the accompanying Letter of Transmittal, AEP will pay to each designated Soliciting Dealer a solicitation fee of $1.50 per Share for Shares of the 4- 1/8% Series, the 4.12% Series and the 4.56% Series that are tendered, accepted for payment and paid for pursuant to the Offer (except that for transactions for beneficial owners equal to or exceeding 5,000 Shares, AEP will pay a solicitation fee of $1.00 per Share for Shares of the 4- 1/8% Series, the 4.12% Series and the 4.56% Series). AEP will pay a solicitation fee of $.50 per Share for Shares of the 5.90% Series, the 6- 1/4% Series, the 6.30% Series and the 6- 7/8% Series that are tendered, accepted for payment and paid pursuant to the Offer; provided, however, that any fee payable pursuant to this sentence shall be paid 80% to the Dealer Managers and 20% to any designated Soliciting Dealer (which may be a Dealer Manager). I&M will pay a separate fee of $.50 per Share for Shares of the 4- 1/8% Series, the 4.12% Series and the 4.56% Series that are not tendered pursuant to the Offer but which are voted in favor of the Proposed Amendment. A designated Soliciting Dealer is an entity obtaining the tender or proxy, if the Letter of Transmittal or proxy, as the case may be, shall include its name and it is (a) any broker or dealer in securities, including a Dealer Manager in its capacity as a dealer or broker, which is a member of any national securities exchange or of the NASD, (b) any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member, or (c) any bank or trust company.

     No solicitation fee or separate fee (other than solicitation fees payable to the Dealer Managers as provided above) shall be payable to a Soliciting Dealer with respect to the tenders of Shares or the vote of Shares by a holder unless the Letter of Transmittal or proxy accompanying such tender or vote, as the case may be, designates such Soliciting Dealer. No solicitation fee or separate fee shall be payable to a Soliciting Dealer in respect of Shares registered in the name of such Soliciting Dealer unless such Shares are held by such Soliciting Dealer as nominee and such Shares are being tendered or voted for the benefit of one or more beneficial owners identified on the Letter of Transmittal or on the Notice of Solicited Tenders. No solicitation fee or separate fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No solicitation fee shall be paid to a Soliciting Dealer with respect to Shares tendered for such Soliciting Dealer's own account and no separate fee shall be paid to a Soliciting Dealer with respect to Shares voted for such Soliciting Dealer's own account. A Soliciting Dealer shall not be entitled to a solicitation fee or a separate fee for Shares beneficially owned by such Soliciting Dealer. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of AEP, I&M, the Depositary, the Dealer Managers or the Information Agent for purposes of the Offer.

     Soliciting Dealers will include any of the organizations described in clauses (a) (b) and (c) above even when the activities of such organizations in connection with the Offer consist solely of forwarding to clients materials relating to the Offer, including the Letter of Transmittal and tendering Shares as directed by beneficial owners thereof. No Soliciting Dealer is required to make any recommendation to holders of Shares as to whether to tender or refrain from tendering in the Offer. No assumption is made, in making payment to any Soliciting Dealer, that its activities in connection with the Offer included any activities other than those described above, and for all purposes noted in all materials relating to the Offer, the term "solicit" shall be deemed to mean no more than "processing shares tendered" or "forwarding to customers materials regarding the Offer."

     Stock Transfer Taxes. AEP will pay all stock transfer taxes, if any, payable on account of the acquisition of Shares by AEP pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized pursuant to Instruction 6 of the accompanying Letter of Transmittal.

                   CERTAIN INFORMATION REGARDING AEP AND I&M

     I&M is an operating utility primarily engaged in the generation, transmission and distribution of electric power to approximately 537,000 customers in Indiana and Michigan, and in supplying electric power at wholesale to other electric utility companies and municipalities. All of the common stock of I&M is owned, directly or indirectly, by AEP, a registered holding company under the Holding Company Act. The service area of AEP's electric utility subsidiaries covers portions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia.

     AEP and I&M are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Such reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. The SEC maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including AEP and I&M. Reports, proxy materials and other information about AEP are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Reports, proxy materials and other information about I&M are also available at the offices of the CSE, One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605. In connection with the Offer AEP has filed an Issuer Tender Offer Statement on
Schedule 13E-4 with the SEC that includes certain additional information relating to the Offer. AEP's Schedule 13E-4 will not be available at the SEC's regional offices.

                 SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is certain consolidated historical financial information of I&M and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) was derived from the audited consolidated financial statements included in I&M's Annual Report on Form 10-K for the year ended December 31, 1995 and from the unaudited consolidated financial statements included in I&M's Quarterly Reports on Form 10-Q for the periods ended September 30, 1996 and September 30, 1995.

CONDENSED INCOME STATEMENT DATA:

                                                                  (UNAUDITED)
                                                     YEAR ENDED              NINE MONTHS ENDED
                                                    DECEMBER 31,               SEPTEMBER 30,
                                               -----------------------     ---------------------
                                                 1995          1994          1996         1995
                                               ---------     ---------     --------     --------
                                                          (THOUSANDS, EXCEPT RATIOS)
Operating Revenues...........................  $1,283,157    $1,251,309    $993,224     $969,843
Operating Income.............................    205,723       221,969      164,571      162,097
Allowance for Borrowed and Equity Funds Used
  During Construction........................      2,755         3,441        2,000        1,886
Net Income...................................    141,092       157,502      113,820      109,572
Preferred Stock Dividend Requirements........     11,791        11,681        8,264        8,843
Earnings Applicable to Common Stock..........    129,301       145,821      105,556      100,729
Ratio of Earnings to Fixed Charges...........       2.31          2.23         2.45(a)      2.23(a)

---------------

(a) Ratio for the twelve months ended September 30.

CONDENSED BALANCE SHEET DATA (AT END OF PERIOD):

                                                                (UNAUDITED)
                                                 DECEMBER 31,                SEPTEMBER 30,
                                            -----------------------     -----------------------
                                              1995          1994          1996          1995
                                            ---------     ---------     ---------     ---------
                                                                (THOUSANDS)
ASSETS:
Net Utility Plant In Service..............  $2,477,012    $2,534,443    $2,449,422    $2,484,117
Construction Work In Progress.............     90,587        74,923        79,103        80,718
Cash and Cash Equivalents.................     13,723         9,907         8,120         6,210
Other Current Assets......................    271,513       264,247       268,133       256,276(a)
Other Assets..............................  1,075,502       994,515     1,071,233     1,048,555(a)
                                            ----------    ----------    ----------    ----------
                                            $3,928,337    $3,878,035    $3,876,011    $3,875,876
                                            ==========    ==========    ==========    ==========
LIABILITIES:
Common Equity.............................  $1,022,793    $1,006,892    $1,044,080    $1,021,876
Cumulative Preferred Stock................    187,000       187,000       156,977       187,000
Long-term Debt (less amounts due within
  one year)...............................  1,034,048       929,887     1,039,819     1,037,790
Current Liabilities.......................    350,827       441,206       283,375       295,609(a)
Other Liabilities.........................  1,333,669     1,313,050     1,351,760     1,333,601(a)
                                            ----------    ----------    ----------    ----------
                                            $3,928,337    $3,878,035    $3,876,011    $3,875,876
                                            ==========    ==========    ==========    ==========

---------------

(a) Certain amounts reclassified to conform with current-period presentation.

     The financial statements of AEP and I&M and related information included in their Annual Reports on Form 10-K for the year ended December 31, 1995, and their Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 1996 and their Current Reports on Form 8-K, each dated December 23, 1996, each as filed with the SEC, are hereby incorporated by reference. All documents subsequently filed by AEP and I&M pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and Proxy Statement and prior to the Expiration Date (or any extension thereof) shall be deemed to be incorporated by reference in this Offer to Purchase and Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase and Proxy Statement to the extent that a statement contained herein or in any other subsequently filed documents which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase and Proxy Statement.

     AEP and I&M will provide without charge to each person to whom a copy of this Offer to Purchase and Proxy Statement has been delivered, on the written or oral request of any such person, a copy of any or all of the documents described above which have been incorporated by reference in this Offer to Purchase and Proxy Statement, other than exhibits to such documents. Written requests for copies of such documents should be addressed to Mr. G. C. Dean, American Electric Power Service Corporation, 1 Riverside Plaza, Columbus, Ohio 43215 (telephone 614-223-1000). The information relating to AEP and I&M contained in this Offer to Purchase and Proxy Statement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference.

                                 MISCELLANEOUS

     The Offer is not being made to, nor will AEP accept tenders from, owners of Shares in any jurisdiction in which the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. AEP is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If AEP becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, AEP will make a good faith effort to comply with such law. If, after such good faith effort, AEP cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the owners of Shares residing in such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on AEP's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                      AMERICAN ELECTRIC POWER COMPANY, INC.

                                      INDIANA MICHIGAN POWER COMPANY

     Facsimile copies of the Letter of Transmittal not will be accepted. The Letter of Transmittal and, if applicable, certificates for Shares should be sent or delivered by each tendering or voting Preferred Shareholder of I&M or his or her broker, dealer, bank or trust company to the Depositary at one of its addresses set forth below.

                               THE DEPOSITARY IS:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

             By Mail:                              By Hand:                   By Overnight Courier:
        Tenders & Exchanges                   Tenders & Exchanges              Tenders & Exchanges
           P.O. Box 2569               c/o The Depositary Trust Company     14 Wall Street, 8th Floor
            Suite 4660                     55 Water Street, DTC TAD                Suite 4680
Jersey City, New Jersey 07303-2569      Vietnam Veterans Memorial Plaza     New York, New York 10005
                                           New York, New York 10041

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses listed below. Requests for additional copies of this Offer to Purchase and Proxy Statement, the Letter of Transmittal and Proxy or other tender offer or proxy materials may be directed to the Information Agent, and such copies will be furnished promptly at the companies' expense. Preferred Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                             THE INFORMATION AGENT:

                               MORROW & CO., INC.
                                909 Third Avenue
                         New York, New York 10022-4799
                           (800) 566-9061 (toll free)
                                       or
                                 (212) 754-8000

                              THE DEALER MANAGERS:

              MERRILL LYNCH & CO.                             SALOMON BROTHERS INC
            World Financial Center                          Seven World Trade Center
               250 Vesey Street                             New York, New York 10048
           New York, New York 10281                     Attn: Liability Management Group
          1-888-ML4-TNDR (toll free)                       (800) 558-3745 (toll free)
         (1-888-654-8637 (toll free))

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